**Mercedes-Benz Auto Receivables Trust 2014-1**
**Investor Report**

Collection Period Ended    31-May-2017

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 35 | | | |
| Collection Period (from... to) | 1-May-2017 | 31-May-2017 | | |
| Determination Date | 13-Jun-2017 | | | |
| Record Date | 14-Jun-2017 | | | |
| Distribution Date | 15-Jun-2017 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-May-2017 | 15-Jun-2017 | Actual/360 Days | 31 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-May-2017 | 15-Jun-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 295,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 343,100,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 375,870,000.00 | 59,778,573.77 | 44,333,765.63 | 15,444,808.14 | 41.090824 | 0.117950 |
| Class A-4 Notes | 110,500,000.00 | 110,500,000.00 | 110,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,124,470,000.00** | **170,278,573.77** | **154,833,765.63** | **15,444,808.14** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 28,829,937.71 | 28,832,498.44 | 28,832,498.44 | |
| Adjusted Pool Balance | 1,153,299,937.71 | 199,111,072.21 | 183,666,264.07 | |
| Yield Supplement Overcollateralization Amount | 49,189,871.20 | 7,245,195.22 | 6,636,413.93 | |
| **Pool Balance** | **1,202,489,808.91** | **206,356,267.43** | **190,302,678.00** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 28,829,937.71 | 2.50% |
| Target Overcollateralization Amount | 28,832,498.44 | 2.50% |
| Current Overcollateralization Amount | 28,832,498.44 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.180000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.870000% | 43,339.47 | 0.115304 | 15,488,147.61 | 41.206129 |
| Class A-4 Notes | 1.310000% | 120,629.17 | 1.091667 | 120,629.17 | 1.091667 |
| **Total** | | **$163,968.64** | | **$15,608,776.78** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 15,953,074.00 | (1) Total Servicing Fee | 171,963.56 |
| Interest Collections | 447,104.26 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 19,926.43 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 109,007.31 | (3) Interest Distributable Amount Class A Notes | 163,968.64 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 6,305.89 | (6) Regular Principal Distributable Amount | 15,444,808.14 |
| **Available Collections** | **16,535,417.89** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| | | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (9) Excess Collections to Certificateholders | 754,677.55 |
| **Available Funds** | **16,535,417.89** | **Total Distribution** | **16,535,417.89** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 171,963.56 | 171,963.56 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 163,968.64 | 163,968.64 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3 Notes | 43,339.47 | 43,339.47 | 0.00 |
|     thereof on Class A-4 Notes | 120,629.17 | 120,629.17 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 163,968.64 | 163,968.64 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 15,444,808.14 | 15,444,808.14 | 0.00 |
| Aggregate Principal Distributable Amount | 15,444,808.14 | 15,444,808.14 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,883,249.84 |
| Reserve Fund Amount - Beginning Balance | 2,883,249.84 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 1,077.59 |
| minus Net Investment Earnings | 1,077.59 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,883,249.84 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 1,077.59 |
| Net Investment Earnings on the Collection Account | 5,228.30 |
| Investment Earnings for the Collection Period | 6,305.89 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,202,489,808.91 | 43,511 |
| | | |
| Pool Balance beginning of Collection Period | 206,356,267.43 | 18,021 |
| Principal Collections | 10,775,268.63 | |
| Principal Collections attributable to Full Pay-offs | 5,177,805.37 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 100,515.43 | |
| Pool Balance end of Collection Period | 190,302,678.00 | 17,298 |
| Pool Factor | 15.83% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.67% | 2.55% |
| Weighted Average Number of Remaining Payments | 51.92 | 21.81 |
| Weighted Average Seasoning (months) | 11.34 | 43.88 |

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 187,665,560.11 | 17,128 | 98.61% |
| 31-60 Days Delinquent | 1,760,892.61 | 123 | 0.93% |
| 61-90 Days Delinquent | 625,890.34 | 30 | 0.33% |
| 91-120 Days Delinquent | 250,334.94 | 17 | 0.13% |
| Total | 190,302,678.00 | 17,298 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 100,515.43 | 8 | 8,883,972.99 | 378 |
| Principal Net Liquidation Proceeds | 19,914.54 | | 1,063,446.63 | |
| Principal Recoveries | 107,952.03 | | 4,109,721.71 | |
| Principal Net Loss / (Gain) | (27,351.14) | | 3,710,804.65 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.165%) |
| Prior Collection Period | (0.331%) |
| Second Prior Collection Period | 0.177 % |
| Third Prior Collection Period | 0.618 % |
| Four Month Average | 0.075% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.309% |
| **Average Net Loss / (Gain)** | 9,816.94 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.